UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

November 14, 2018

(Date of Report (Date of earliest event reported))

Global Pharma Labs, Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-4041872
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

433 Estudillo Avenue, Suite 206, San Leandro, CA	94577
(Address of principal executive offices)	(ZIP Code)

(925) 876-8832

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 4.                Changes in Issuer’s Certifying Accountant

(a) Dismissal of Independent Accounting Firm

On December 12, 2018, our board of directors determined that it is in the best interests of Global Pharma Labs, Inc., to dismiss the Company’s former independent accounting firm, MaloneBailey, LLP, (“MB”) and appoint M&K CPAS, PLLC, (“M&K”) as the Company’s independent accounting firm for the fiscal year ending August 31, 2018.

MB’s audit report on the Company’s financial statements for the fiscal years ended August 31, 2016 and August 31, 2017 did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to any uncertainty, audit scope or accounting principle except to indicate that there was substantial doubt about the Company’s ability to continue as a going concern.

During the fiscal years ended August 31, 2017 and August 31, 2016 and through the subsequent date of dismissal, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and MB on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to MB’s satisfaction, would have caused MB to make reference to the matter in their report. During the fiscal year ended August 31, 2017 and through the subsequent date of dismissal there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K) except to communicate material weaknesses to management.

The Company has provided MB with a copy of this Current Report on Form 1-U and requested that it provide the Company with a letter addressed to the Securities and Exchange Commission (the “SEC”) indicating whether MB agrees with the disclosures contained herein and, if not, the respects in which it is not in agreement. A copy of MB’s letter, dated December 21, 2018, is filed as Exhibit 9.1 to this Current Report on Form 1-U.

(b) Appointment of Independent Accounting Firm

On November 14, 2018, the board of directors unanimously approved and engaged M&K as the Company’s new independent accounting firm. During the fiscal years ended August 31, 2018, August 31, 2017 and August 31, 2016 and through the subsequent date of engaging M&K, neither the Company nor anyone acting on its behalf has consulted with M&K regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that M&K concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

EXHIBIT INDEX

Exhibit No.	Exhibit Title
9.1	Letter from MB dated December 21, 2018

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Pharma Labs, Inc.

By:	/s/ Sylvester L. Crawford
Name:	Sylvester L. Crawford
Title:	President and CEO

Date:	December 21, 2018